EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 31, 2018
Fixed charges:
Interest expense*	$41
Estimated interest portion of rents	10

Total fixed charges	$51

Income:
Income from continuing operations before income taxes	$218
Fixed charges	51

Adjusted income	$269

Ratio of income to fixed charges	5.27

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.